

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 8, 2006

Mr. Michael M. Megless
Chief Financial Officer, Spectrum Sciences and Software Holding Corp.
3130 Fairview Park Drive, Suite 400
Falls Church, VA 22042

Re: **Spectrum Sciences and Software Holding Corp.**
          Form 10-K for the fiscal year ended December 31, 2005
          Form 10-Q for the period ended June 30, 2006
          File No. 0-50373

Dear Mr. Megless:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

                    Sincerely,

                    John Cash
                    Accounting Branch Chief